Exhibit 99.2

RNS Number:2012H
Wolseley PLC
10 January 2005

Notification under the Listing Rules – Directors – Shares – Rule 16.3 (c)

Wolseley plc confirms that Mr C A S Hornsby, who is responsible for the Company's US Plumbing and Heating Division, has today exercised the under-noted share options under the terms of the Wolseley 1989 Executive Share Option Scheme and has retained all of the shares issued to him. Mr Hornsby has also today sold 24,000 ordinary shares at a price of 980 pence each and now holds 42,407 ordinary shares.

Director's Name	No. of options exercised	Exercise price per share (in pence)	Total no. of shares acquired	Date of acquisition

Mr C. A. S. Hornsby	15,000	349.75	15,000	10.01.2005

FURTHER INFORMATION:

Wolseley plc
Tel: 0118 929 8700

Guy Stainer – Head of Investor Relations
Mark White – Group Company Secretary and Counsel

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